SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

And For the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

Cincinnati, Ohio

June 27, 2007

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets

Investments, at fair value	$458,179,206	$377,553,169

Receivable:
Participant contributions	1,375,638	1,359,461
Employer contributions	606,395	596,121

Net assets available for benefits, at fair value	460,161,239	379,508,751
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	277,397	316,294

Net assets available for benefits	$460,438,636	$379,825,045

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions:
Participant contributions	$31,276,692
Employer contributions	14,078,851
Rollover contributions	2,254,921
Dividend and other income	18,352,863
Net appreciation in fair market value of investments	55,003,481

Total additions	120,966,808

Deductions:
Benefits paid to participants	40,231,969
Administrative expenses	121,248

Total deductions	40,353,217

Net increase	80,613,591

Net assets available for benefits at beginning of year	379,825,045

Net assets available for benefits at end of year	$460,438,636

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”) and related companies including Convergys Information Management Group Inc, and Convergys Customer Management Group Inc. each individually a “Participating Company,” who are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to 100% of the first 3% of eligible compensation contributed plus 50% of the next 2% of eligible compensation contributed by Participants if they have completed at least one year of credited service. The matching Participating Company contributions are invested in the same investment options as the Participants’ contributions.

Participants age 50 and older (and those who will turn age 50 by December 31st of a given plan year), may take advantage of IRS catch up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, other than participants’ loans, are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”),” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$24,073,947
Common stock	30,929,534

$55,003,481

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2006	2005
Common Stock:
Convergys Corporation	$85,170,560	$60,868,223
Mutual Funds:
Fidelity Equity Income Fund	31,079,514	26,155,274
Fidelity Diversified International Fund	43,448,569	32,184,736
Fidelity Dividend Growth Fund	60,619,885	56,195,380
Fidelity Puritan Fund	22,912,432	20,430,741
Spartan U.S. Equity Index Fund	25,441,260	22,594,353
Rainier Small/Mid Cap Value	28,724,961	21,233,924
Common/Collective Trust:
Fidelity Managed Income Portfolio	27,877,205	28,177,080

The Fidelity Managed Income Portfolio (MIP) meets the definition of a fully benefit-responsive investment contract. The MIP invests typically in fixed-income securities or bond funds that may include futures contracts and swap agreements. The underlying assets and wrap contracts purchased by the MIP are designed to pay all participant-initiated transactions at contract value.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

7. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Assets available for benefits per the financial statements	$460,438,636	$379,825,045
Amounts allocated to withdrawn participants	(314,577)	(578,589)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(277,397)

Assets available for benefits per Form 5500	$459,846,662	$379,246,456

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$40,231,969
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	314,577
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	(578,589)

Benefits paid to participants per the Form 5500	$39,967,957

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

Convergys Corporation Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2006

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
*Convergys Corporation Shares Fund	3,581,538 shares	$85,170,560
Cincinnati Bell Shares Fund	903,741 shares	4,131,438

		89,301,998

Mutual Funds
*Fidelity Cash Reserve Fund	54,453 shares	54,453
*Fidelity Diversified International Fund	1,175,875 shares	43,448,569
*Fidelity Dividend Growth Fund	1,913,506 shares	60,619,885
*Fidelity Equity Income Fund	530,820 shares	31,079,514
*Fidelity Freedom 2000 Fund	43,834 shares	546,172
*Fidelity Freedom 2005 Fund	10,652 shares	123,666
*Fidelity Freedom 2010 Fund	277,947 shares	4,063,580
*Fidelity Freedom 2015 Fund	141,989 shares	1,732,271
*Fidelity Freedom 2020 Fund	447,318 shares	6,946,851
*Fidelity Freedom 2025 Fund	205,386 shares	2,622,784
*Fidelity Freedom 2030 Fund	375,696 shares	6,022,413
*Fidelity Freedom 2035 Fund	178,771 shares	2,357,996
*Fidelity Freedom 2040 Fund	299,313 shares	2,837,486
*Fidelity Freedom Income Fund	97,326 shares	1,123,137
*Fidelity Growth Company Fund	231,115 shares	16,111,026
*Fidelity High Income Fund	513,395 shares	4,651,356
*Fidelity Managed Income Portfolio	27,877,205 shares	27,599,808
*Fidelity Puritan Fund	1,147,343 shares	22,912,432
Hotchkis & Wiley Mid Cap Value I Fund	615,023 shares	18,358,445
MS Small Company Growth Portfolio B Fund	758,846 shares	9,584,228
Participant Self-Directed Brokerage Accounts		17,910,556
PIMCO Total Return Fund	1,424,065 shares	14,781,799
Rainier Small/Mid Cap Value Fund	783,337 shares	28,724,961
Royce Total Return Fund	562,228 shares	7,730,637
Spartan U.S. Equity Index Fund	507,000 shares	25,441,260

		357,385,285

Loans
Loans to participants	Interest rates ranging from 5.00% to 10.50%	11,491,923

		$458,179,206

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Timothy M. Wesolowski
Timothy M. Wesolowski

June 27, 2007